Exhibit 12

General Electric Company
Ratio of Earnings to Fixed Charges

		Years ended December 31
		2005		2004		2003		2002		2001
	(Dollars in millions)	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated

	General Electric Company and consolidated affiliates
	Earnings(a)	$23,115	$23,704	$20,499	21,062	$17,919	$18,455	$20,662	$18,735	$18,472	$17,935
Plus:	Interest and other financial charges included in expense	15,276	15,227	11,721	11,676	10,542	10,541	9,883	9,921	10,775	10,808
	One-third of rental expense(b)	644	644	601	601	520	520	558	558	538	538

	Adjusted “earnings”	$39,035	$39,575	$32,821	$33,339	$28,981	$29,516	$31,103	$29,214	$29,785	$29,281

	Fixed charges:
	Interest and other financial charges	$15,276	$15,227	$11,721	$11,676	$10,542	$10,541	$9,883	$9,921	$10,775	$10,808
	Interest capitalized	108	108	92	92	48	48	53	53	98	98
	One-third of rental expense	644	644	601	601	520	520	558	558	538	538

	Total fixed charges	$16,028	$15,979	$12,414	$12,369	$11,110	$11,109	$10,494	$10,532	$11,411	$11,444

	Ratio of earnings to fixed charges	2.44	2.48	2.64	2.70	2.61	2.66	2.96	2.77	2.61	2.56

(a)	Earnings before income taxes, minority interest, discontinued operations and cumulative effect of accounting changes.
(b)	Considered to be representative of interest factor in rental expense.